UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES ACT OF 1934
For the month of August, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	IONA TECHNOLOGIES PLC
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption Trading Book DTR 5.1.3 (4)	☒

3. Full name of person(s) subject to the notification obligation:	The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.):	Goldman, Sachs & Co.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 JULY 2007

6. Date on which issuer notified:	19 JULY 2007

7. Threshold(s) that is/are crossed or reached:	10%

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights

			Direct	Direct [x]	Indirect xi	Direct	Indirect

US46206P1093				30,214	3,764,236	0.08%	10.44%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights

3,794,450	10.52%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 3,764,236 shares arose from the interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers of 3,764,236 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

The interest in 30,214 shares arose from the interest held by GS&Co, a wholly-owned direct subsidiary of GS Inc, of 30,214 American Depositary Receipts (“ADRs”). These ADRs are, or will be, held at the Depositary Trust Company of New York (“DTC”).

Proxy Voting:
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

General email contact:
13. Additional information:
shareholderdisclosures@gs.com

14. Contact name:	Joanne Wall / Sean Rogers

15. Contact telephone number:	44(20)7051-1704 / 44(20)7552-9205

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: August 30, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer